Exhibit 99.10

IMPERIAL TOBACCO GROUP PLC ANNOUNCES APPOINTMENT OF NON-EXECUTIVE DIRECTOR

Imperial Tobacco Group PLC is pleased to announce, with immediate effect, the appointment of Berge Setrakian as a Non-Executive Director of the Company.

Mr Setrakian, 59, is a senior partner in the law firm Dewey & LeBoeuf LLP and has extensive expertise in international transactions. Mr Setrakian is currently a Non-Executive Director of Altadis, S.A. having been appointed in May 2004. He has also served on the Board of Interaudi Bank of New York as well as various not-for profit organisations including AGBU and is a former director of Investcom.

Iain Napier, Imperial Tobacco Group Chairman, said:

“I am delighted to welcome Berge to the Board. Berge has considerable international legal and business experience which, together with his experience of the tobacco industry through his directorship of Altadis, will be a great asset to the Board as we seek to maximise the opportunities offered by the Altadis acquisition.”

ENQUIRIES

Alex Parsons (Head of Corporate Communications)	Telephone: +44 (0) 117 933 7241

Simon Evans (Group Press Officer)	Telephone: +44 (0) 117 933 7375

John Nelson-Smith (Investor Relations Manager)	Telephone: +44 (0) 117 933 7032

Nicola Tate (Investor Relations Manager)	Telephone: +44 (0) 117 933 7082